Exhibit 99.96

Bitfarms Operating Hashrate To Grow 35% To Over 1.3
EH/s with the Delivery of 4,500 Miners from MicroBT

Toronto, Ontario and Brossard, Québec (February 18, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF / OTC:BFARF), one of the largest, oldest and most cost-effective public bitcoin mining operations in the world, is pleased to announce we have increased our previously announced order of 3,000 MicroBT M31S+ miners by 50% to a total of 4,500 miners. These 4,500 miners will be delivered on schedule and be in production over the next 30 days.

Bitfarms’ current mining operations consists of five sites in Quebec, utilising environmentally friendly hydroelectric power. With the successful installation of these 4,500 miners, Bitfarms operational hashrate will increase 35% from 965 PH/s to 1.3 EH/s utilizing existing infrastructure. Additionally, the high efficiency of these miners will improve our overall efficiency by 12.5% to 49 w/TH, resulting in a direct reduction in Bitcoin Gross Mining Costs*. At prevailing mining difficulty levels as of February 17th, 2021, this translates to:

1.	Daily production of over nine (9) Bitcoins
2.	Daily Bitcoin production value over US$450,000 based on Bitcoin’s recent all time high of over US$50,000
3.	Bitcoin Gross Mining Costs below US$7,000 per Bitcoin

As of Jan 1, 2021, almost all of our daily Bitcoin production has been added to our balance sheet in a Bitcoin retention pilot program. In just 46 days, this pilot program has accumulated over 250 BTC. During that period, the average daily Bitcoin price was ~$40,800. With Bitcoin recently surpassing US$50,000, Bitfarms is excited to report the early success of this program. With the addition of the new miners, the Company intends to continue to add more Bitcoin to its balance sheet at a faster pace and with lower per unit costs. Bitfarms expects to have approximately 500 BTC in the program in approximately 30 days.

The installation of these 4,500 miners will increase Bitfarms operational fleet and will maximise the utility of our current infrastructure. To prepare for future equipment purchases, Bitfarms recently began construction of Phase II at our site in Cowansville. This will expand the site capabilities from 4 MW to its full 16.7MW capacity and be able to accommodate up to 4,700 new generation miners. The buildout also includes a new repair lab and operations command center which is expected to be operational in Q2 2021.

“I’d like to wish a happy Chinese New Year and thank our partners at MicroBT for their sustained efforts over the last nine months to produce and deliver over 12,000 high efficiency Bitcoin miners to us. MicroBT miners are well known in the industry for their superior reliability and operability, contributing 100% of our hashrate growth over the same period. We are thrilled to continue to expand our relationship with MicroBT, especially at a time when the Bitcoin mining industry is more popular than ever” said Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms.

About Bitfarms Ltd.

Founded in 2017 Bitfarms is one of the one of the largest, oldest and most cost-effective public bitcoin mining operations in the world. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver high performance and uptime of operations.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. Bitfarms is currently listed as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

* Bitcoin Gross Mining Costs consist of electricity and other direct production expenses. This is a non-IFRS performance measure. Please see the Non-IFRS Financial Performance Measures section of Bitfarms management discussion and analysis filed on www.sedar.com.

EH/s: Exahash per second.

PH/s: Petahash per second.

w/TH: Watt per Terahash.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward- looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For corporate inquiries:

Geoff Morphy

gmorphy@bitfarms.com

For media inquiries:

Ellis Ballard

ellis@yapglobal.com

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